The Boston Company Asset Management, LLC Insider Trading Policy

It is the policy of The Boston Company Asset Management, LLC (“TBCAM”)  that TBCAM personnel may not effect transactions, either on their own behalf or on behalf of any other person or entity (including clients of TBCAM), in any securities with respect to which TBCAM or such TBCAM personnel possesses material nonpublic information (Inside Information), nor shall they communicate any such information to others except as is outlined below. Such trading is commonly known as “insider trading”.

The purchase or sale of a security on the basis of Inside Information about that security or issuer, may constitute a breach of a duty of trust or confidence that is owed directly, indirectly or derivatively, to the issuer of that security or the issuer’s shareholders. It may also be deemed a “manipulative and deceptive device” under Section 10 of the Securities Exchange Act of 1934.

TBCAM Supplemental Policy

All employees of TBCAM are subject to The Bank of New York Mellon Corporation Securities Firewalls Policy (I-A.046) (the BNY Mellon Firewall Policy), which applies to all employees of The Bank of New York Mellon Corporation and its subsidiaries, including TBCAM.

TBCAM has adopted this Insider Trading Policy to supplement the BNY Mellon Firewall Policy. It is crucial that TBCAM employees be able to recognize Inside Information in order to comply with requirements applicable to it. Inside Information is information that is both  material (that is, a reasonable investor would consider it important in deciding whether to buy, sell or hold a security) and nonpublic (that is, generally not available to the investing public). The following are situations in which TBCAM employees should be extremely sensitive to the receipt of Inside Information.

Sell-Side Analysts

It is recognized that in the course of their job responsibilities or otherwise, TBCAM employees might have discussions with research analysts from brokerage houses and other sell-side entities. Generally, these sell-side analysts should not have Inside Information, as their employers maintain elaborate procedures to isolate them from it for legal reasons. Nevertheless, sell-side analysts are in closer proximity to sources of Inside Information than are members of the general investing public. Therefore, TBCAM employees should be sensitive to Inside Information whenever they are in discussions with sell-side analysts.

Be especially sensitive if:

●	Information appears to originate from officers or directors of the issuer.
●	Information appears to originate from the investment banking side of an entity that deals with the issuer.

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The Boston Company Asset Management, LLC Insider Trading Policy

●	You are dealing with soon-to-be-announced information (such as earnings information just before a scheduled earnings release).
●	Information relates to upcoming regulatory approvals.

Research Firms (Channel Checkers/Expert Networks)

Portfolio managers and analysts sometimes use intermediaries (“Investment Research Consultants”) who provide access to a large array of experts, consultants and other information sources. Such intermediaries have come under public scrutiny to determine whether they provide access to Inside Information through access to an issuer’s employees or others with inside knowledge of an issuer.

TBCAM employees are not to use intermediaries to obtain access to individuals who are likely have Inside Information. Whenever dealing with information sources obtained through intermediaries, TBCAM employees should be sensitive to possible receipt of Inside Information and should follow the Procedure described below if there is any possibility they have received Inside Information.

Please refer to the TBCAM Policy Regarding the Use of Investment Research Consultants and Contacts for procedures regarding the use of such research firms.

TBCAM employees should never agree to act as consultants, experts or information sources for research intermediaries.

Employees, Vendors and Other Potential Insiders

TBCAM employees should be sensitive to the receipt of Inside Information whenever they are talking to an issuer’s employees, vendors or others who might have access to Inside Information. This applies whether access was established directly or through channel checkers and whether the discussion is in the course of your duties or private.

Procedure

Note: The Bank of New York Mellon Corporation Firewall Officers have approved the following procedures for TBCAM employees in lieu of the procedure described in I-A.046 under “Reporting of Receipt of Inside Information”.

Any TBCAM employee who believes that he/she may be in possession of Inside Information should stop any ongoing discussion immediately and should immediately contact TBCAM’s CCO (Jennifer Cassedy) or designee (Michael McManus) prior to discussing the information with any other persons. In no case shall the TBCAM employee recommend or effect a transaction in the subject security for client portfolios or personal accounts. It is imperative that you contact the CCO or designee before doing anything else and before talking to anyone else.   Any actions you take or

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The Boston Company Asset Management, LLC Insider Trading Policy

discussions you have before talking to the CCO or designee could significantly limit the alternatives for dealing with the situation.

The CCO or designee will determine whether the information constitutes Inside Information and the appropriate actions that will be taken. The determination will be made on a case-by-case basis in consideration of the specific facts

If it is determined that the information received is material and nonpublic information:
●	Determine when the employee(s) became in possession of the information and if the employee(s) traded the security for clients or personally by reviewing the TBCAM Order Management System (Eze Castle) and the TBCAM Personal Trading System (PTA);
●	Determine if the information was provided to others within or outside TBCAM;
●	Determine whether it is necessary to restrict trading of the security in Eze Castle either on a firm wide basis or by investment team;
●	Determine whether it is necessary to restrict trading in the security in PTA;
●	Ring-fence the individual(s) that are in receipt of MNP;
●	Monitor the security to determine when the information is no longer MNP and lift any previously imposed restrictions as prudent; and
●	Maintain a log in the Compliance Department which provides the date the security was restricted, the employee(s) involved, and a summary of the matter and the actions taken.

If it is determined that the information received is not material and nonpublic information:
●	Maintain a log in the Compliance Department which provides the date TBCAM Compliance became aware of the issue, the employee(s) involved, a summary of the matter, the action taken and why.

TBCAM employees who knowingly transact in a security for which they have obtained material nonpublic information or who violate this policy will be subject to sanctions up to and including termination of employment.

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